UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)*
MEADOW VALLEY CORPORATION

(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)
583185103

(CUSIP Number of Class of Securities)

Carpe Diem Capital Management LLC
111 South Wacker Drive, Suite 3950
Chicago, Illinois 60606
Attention: John Ziegelman
Telephone: (312) 803-5010

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
with copy to:
Greenberg Traurig, LLP
77 West Wacker Drive
Chicago, Illinois 60601
Attention: Peter H. Lieberman, Esq.
Telephone: (312) 456-8400
December 4, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	583185103	SCHEDULE 13D/A	Page	2	of	9 Pages

1	NAME OF REPORTING PERSON: Carpe Diem Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		378,588 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

378,588 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

378,588

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3% OF COMMON STOCK(1)

14	TYPE OF REPORTING PERSON

IA, OO
(1) Based on 5,180,654 shares of Common Stock of Meadow Valley Corporation outstanding on November 6, 2008, as reported in the Form 10-Q for the quarterly period ended September 30, 2008 filed by the Issuer on November 14, 2008.

CUSIP No.	583185103	SCHEDULE 13D/A	Page	3	of	9 Pages

1	NAME OF REPORTING PERSON: John D. Ziegelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0 (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		378,588 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

378,588 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

378,588

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3% OF COMMON STOCK(1)

14	TYPE OF REPORTING PERSON

IN
(1) Based on 5,180,654 shares of Common Stock of Meadow Valley Corporation outstanding on November 6, 2008, as reported in the Form 10-Q for the quarterly period ended September 30, 2008 filed by the Issuer on November 14, 2008

SCHEDULE 13D/A
     Carpe Diem Capital Management LLC, a Delaware limited liability company f/k/a CD Capital Management LLC (‘‘CD Capital’’), and John D. Ziegelman (‘‘Mr. Ziegelman,’’ and collectively with CD Capital, the ‘‘Reporting Persons’’), are jointly filing this Amendment No. 9 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2007, as amended by Amendment No. 1 thereto filed with the Commission on June 8, 2007, Amendment No. 2 thereto filed with the Commission on October 24, 2007, Amendment No. 3 thereto filed with the Commission on October 24, 2007, Amendment No. 4 thereto filed with the Commission on November 6, 2007, Amendment No. 5 thereto filed with the Commission on December 21, 2007, Amendment No. 6 thereto filed with the Commission on December 28, 2007, Amendment No. 7 thereto filed with the Commission on April 11, 2008 and Amendment No. 8 thereto filed with the Commission on October 14, 2008 (collectively, the “Schedule 13D”).
     Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended to add the following information for updating as of the date hereof:
     Schedule A to this Amendment No. 9 to the Schedule 13D reflects all transactions in securities of the Issuer that have been made since the filing of Amendment No. 8 to the Schedule 13D. All purchases and sales of Common Stock reflected on Schedule A to this Amendment No. 9 to the Schedule 13D were made in open market transactions, and in the case of purchases, with investment funds in accounts under management on behalf of CD Capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The total amount of funds expended for such purchases reflected on Schedule A to this Amendment No. 9 to the Schedule 13D was approximately $58,117.66, which was expended entirely by CD Capital. These amounts are in addition to the amounts previously reported.
ITEM 4. PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is hereby amended to add the following information for updating as of the date hereof:
     On December 4, 2008, CD Capital sent a letter (the “December 4th Letter”) to the Special Committee of the Board of Directors of the Issuer, in which CD Capital, among other things, (i) stated certain views with respect to the negotiation and consummation of the Agreement and Plan of Merger, dated as of July 28, 2008, by and among the Issuer, Phoenix Parent Corp., and Phoenix Merger Sub, Inc. (the “Merger Transaction”); (ii) indicated that it did not intend to vote in favor of the Merger Transaction at a price less than $11.25 per share; (iii) requested that Mr. Ziegelman be immediately appointed to the Board of Directors of the Issuer (the “Board”) or, in the alternative, hired as lead negotiator for the Issuer with respect to the Merger Transaction; (iv) outlined various courses of action that it will pursue (including, without limitation, electing both Mr. Ziegelman and Olof Nelson (“Mr. Nelson”) to the Board) in the event that (1) the Merger Transaction is not closed at $11.25 per share in cash by January 7, 2009 and (2) Mr. Ziegelman has not yet been appointed to the Board or hired as lead negotiator for the Issuer with respect to the Merger Transaction; and (v) indicated that Mr. Ziegelman and Mr. Nelson may seek special compensation in connection with services to be performed by both Messrs. Ziegelman and Nelson as directors assuming their election. A copy of the of the December 4th Letter is attached hereto as Exhibit 99.11 and incorporated herein by reference.
     CD Investment Partners, Ltd., CD Capital, Mr. Ziegelman, Mr. Nelson, ZPII, L.P., and C3 Management Inc. may solicit proxies from all stockholders in support of Mr. Ziegelman’s and Mr. Nelson’s election to the Board and the other matters set forth in the December 4th Letter referred to above, and in support of a stockholder proposal to amend the Bylaws at the Annual Meeting as previously described and all of the foregoing persons and entities may be deemed participants in a solicitation with respect thereto (the “Participants”). In that event, the Participants intend to file a proxy statement with the Commission to the extent required by law.
     THE PARTICIPANTS ADVISE ALL STOCKHOLDERS OF THE ISSUER TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS WHEN AND IF THEY

BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. IN ADDITION, THE PARTICIPANTS IN THE PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WHEN AND IF AVAILABLE WITHOUT CHARGE UPON REQUEST. ANY SUCH PROXY MATERIALS WILL ALSO BE AVAILABLE AT NO CHARGE ON THE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION REGARDING THE PARTICIPANTS IS SET FORTH IN THE SCHEDULE 13D FILED BY CD CAPITAL AND MR. ZIEGELMAN AND ALL AMENDMENTS THERETO FILED WITH THE SEC AND SCHEDULES 14A FILED BY THE PARTICIPANTS WITH THE SEC, ALL OF WHICH ARE AVAILABLE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.

     The Reporting Persons expressly hereby reaffirm the reservation of all rights, options and possible future actions heretofore disclosed by them in this Item 4 to the Schedule 13D.
      Other than as described above in this Item 4 and Exhibit 99.11 attached hereto and incorporated herein by reference, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.
ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER
Item 5 is hereby amended to add the following information for updating as of the date hereof:
     As a result of the purchases and sales of shares of Common Stock as reflected on Schedule A to this Amendment No. 9, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons decreased to 378,588, representing approximately 7.3% of the shares of Common Stock presently outstanding based upon 5,180,654 shares of Common Stock of Meadow Valley Corporation outstanding on November 6, 2008, as reported in the Form 10-Q for the quarterly period ended September 30, 2008 filed by the Issuer on November 14, 2008.
     As a result of the transactions described in this Amendment No. 9 to the Schedule 13D, the Reporting Persons may be deemed to beneficially own shares of Common Stock as follows:

	Number of	Approximate
	Shares of	Percentage of
Name of Reporting Person	Common Stock	Outstanding Shares

Mr. Ziegelman	378,588	7.3%
CD Capital	378,588	7.3%
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Item 7 is hereby amended to add the following information for updating as of the date hereof:

Exhibit 99.11	Letter dated December 4, 2008 from CD Capital to the Special Committee of the Board of Directors of the Issuer.

SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
DATED: December 4, 2008

CARPE DIEM CAPITAL MANAGEMENT LLC
By:	ZPII, L.P., its Managing Member
By:	C3 Management Inc., its General Partner

BY:	/s/ John D. Ziegelman

Name: John D. Ziegelman
Title: President

/s/ John D. Ziegelman

JOHN D. ZIEGELMAN

SCHEDULE A
     This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by the Reporting Persons since the filing of Amendment No. 8 to the Schedule 13D. All transactions were effectuated in the open market through a broker.
Purchase (Sale) of Shares effected by the Reporting Persons for the account of CD Investment

	Number of Shares		Aggregate
Date	Purchased (Sold)	Price Per Share($)	Price($)(1)

10/16/2008	2,000	8.2268	16,453.62
10/28/2008	1,000	8.0050	8,005.00
11/05/2008	4,397	7.6550	33,659.04
11/10/2008	(4,100)	8.4657	34,709.37
11/11/2008	(39)	9.5450	372.26
11/12/2008	(5,000)	9.9450	49,725.00
11/20/2008	(200)	9.7950	1,959.00

(1)	Excludes commissions and other execution-related costs.

EXHIBIT INDEX

Exhibit 99.11	Letter dated December 4, 2008 from CD Capital to the Special Committee of the Board of Directors of the Issuer.